Tidal ETF Trust

898 North Broadway, Suite 2

Massapequa, New York 11758

August 12, 2022

VIA EDGAR TRANSMISSION

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:

Tidal ETF Trust (the “Trust”)

Post-Effective Amendment No. 117 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 333-227298, 811-23377

Dear Ms. Marquigny:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on August 10, 2022, with respect to one of the Trust’s responses to comments previously provided by the Staff regarding the Amendment and the Trust’s proposed new series, the Aztlan Global Stock Selection DM SMID ETF (the “Fund”). For your convenience, the comment has been reproduced with the response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

1.	Please supplementally provide a high-level description of Article 10 of the European Union Regulation 2016/1011 (the “BMR”). Supplementally explain why Solactive is subject to the BMR given that the Fund is a U.S. registered investment company. Lastly, supplementally explain the rational for including such disclosure in the Prospectus.

Response: The Trust responds supplementally by noting that Article 10 of the BMR provides limitations on a securities benchmark administrator’s (such as Solactive) ability to outsource functions in the provision of a benchmark. In particular, Article 10 sets forth various oversight requirements of the service provider. For example, benchmark administrators are required to ensure that the “service provider has the ability, capacity, and any authorisation required by law, to perform the outsourced functions, services or activities reliably and professionally.”

Solactive has informed the Trust that Solactive, as a registered benchmark administrator, is subject to the BMR. The fact that the Fund is a U.S. registered investment company does not change Solactive’s obligations to comply with the BMR with respect to the Index.

The disclosure has been included in the Prospectus to make clear to both Solactive’s regulators and the Fund’s investors that Solactive is aware of its oversight obligations of its service provider for the Index, namely, Aztlan Equity Management, LLC, which is designated as such in the Index methodology.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 #731 or mpellegrino@torosoinv.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC